NEW YORK, Aug 03, 2011 (BUSINESS WIRE) -- MSMB Capital Management today announced that it has made a proposal to the Board of Directors of Amag Pharmaceuticals Inc. to acquire all of the outstanding shares of common stock of Amag for $18 per share in cash or an aggregate of $378 million. This proposal represents an approximate 25% premium above the closing price of Amag stock of $14.39 on August 2, 2011.

MSMB's offer is conditioned on completion of cursory due diligence and other customary provisions.

"MSMB is a long-term investor in Amag and believes that the management's current strategy does not protect the interests of Amag's stockholders or ensure Amag's long-term viability. I believe that our offer is superior and more beneficial to Amag's stockholders than the proposed no-premium merger between Amag and Allos Therapeutics," said Martin Shkreli, Chief Investment Officer of MSMB Capital Management LLC.

The full text of the letter that MSMB sent to Amag's Board of Directors can be found below.

About MSMB Capital Management

MSMB Capital Management is a leading investment firm focused on global healthcare and biotechnology opportunities and long-term investments. MSMB identifies and pursues investments in both private and public markets. MSMB identifies investment opportunities and seeks to maximize value and create opportunities.

August 2, 2011

        The Board of Directors
        Amag Pharmaceuticals, Inc.
        100 Hayden Avenue
        Lexington, Massachusetts 02421

Ladies and Gentlemen:

On behalf of MSMB Capital Management ("MSMB"), of which I am the Chief Investment Officer, I am writing to express my surprise and disappointment about the at-market transaction that Amag Pharmaceuticals, Inc. (the "Company") recently entered into with Allos Therapeutics, Inc. ("Allos"). I am also writing to offer that MSMB acquire the Company in a transaction beneficial to all of the stockholders and stakeholders of the Company. MSMB is a long-term stockholder of the Company and believes that neither the Company nor its other stockholders are benefiting from the proposed transaction with Allos. Due to this belief, MSMB is prepared to offer the Company's other stockholders an alternative that provides immediate liquidity.

We do not understand the Company's motivation in entering into a business combination transaction that does not provide stockholders with a premium or a liquidity alternative. Given the market conditions for the Company's stock, we are willing to acquire all of the outstanding shares of the Company's common stock, other than those owned by us, at a price of $18 per share in cash. This proposal represents a 25% premium to the closing price on August 2, 2011. The Company's common stock has not reacted positively to the proposed transaction with Allos and the offer from MSMB provides the Company's stockholders a viable alternative to this poorly viewed transaction. More importantly, MSMB's offer provides liquidity and superior economics to the Company's stockholders. We strongly believe that the Company's Board of Directors should find our offer to be more favorable from a financial point of view than the proposed transaction with Allos.

Due to the significant value that MSMB believes the Company represents, MSMB could be prepared to increase the price per share mentioned above if (a) it is allowed time and access in order to conduct due diligence and that due diligence validates certain understandings about the Company and its prospects and (b) MSMB is able to negotiate a definitive acquisition agreement containing customary representations, warranties, covenants and closing conditions. MSMB is prepared to begin the due diligence process immediately. We believe the support of the Company's senior management is important to the success of the Company and hope to work with them through this process and following the consummation of a transaction.

While our offer is subject to customary closing conditions and a cursory due diligence period, it is not subject to any financing condition. Our proposal is contingent on the Company entering into a definitive agreement with MSMB prior to September 1, 2011.

It is imperative that the Company be sold now, the transaction with Allos terminated and further erosion of stockholder value be prevented. The proposal outlined above adheres to a clear timeline, provides stockholders with a price no less than $18 per share, and allows for a higher price if one is warranted. Our offer is compelling and provides the Company's stockholders an immediate and certain path to a premium, all-cash transaction that will eliminate the risk associated with the Allos transaction as well as the risk of future value destruction.

It is our strong preference to work together immediately to negotiate a definitive merger agreement. From our perspective, the benefits to your employees and stockholders should provide a meaningful impetus for you to seriously investigate this opportunity. Nonetheless, if you choose not to engage with us, we are prepared to proceed promptly with an offer directly to your stockholders. We and our counsel, Katten Muchin Rosenman LLP, are available immediately to discuss the terms of our proposal and to negotiate a definitive agreement with the Company. We hope to receive a favorable response from you promptly and we are confident that, with the Company's cooperation, we can quickly reach a definitive agreement.

We look forward to discussing the above with you at your earliest convenience. We request a response from you to our proposal by 5:00 p.m. on August 15, 2011. If you do not respond by that time, we reserve the right to take whatever steps we deem necessary to preserve and maximize stockholder value. It is our strong preference to negotiate a transaction that has the support of your Board of Directors. Given the clear superiority of our offer to the proposed Allos transaction, we would like to meet with you and your advisors as soon as possible to finalize a definitive agreement.

This letter is not intended to create or reflect any legally binding obligation by us regarding the proposed transaction and no such obligation shall arise unless and until a mutually acceptable definitive agreement is executed.

Sincerely,

/s/ Martin Shkreli
Martin Shkreli

SOURCE: MSMB Capital Management